Brambles

02060074

Brambles Industries plc
Cassini House
57-59 St James Street
London SW1A 1LD, England

Tel: 020 7659 6020
Fax: 020 7659 6001
www.brambles.com

18 November 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

SEC MAIL RECEIVED PROCESSING WASH. DC

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

PROCESSED
DEC 0 9 2002
THOMSON
FINANCIAL

dlw 12/2

FILE NO. 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

GE Asset Management Incorporated and GE Asset Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holdings are in respect of discretionary investment management services for clients

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

Not advised

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

8 November 2002

11) Date company informed

18 November 2002

12) Total holding following this notification

46,399,193

13) Total percentage holding of issued class following this notification

6.41%

FILE NO - 82-5205

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 18 November 2002

Details of Registered Holders

General Electric Pension Trust	21,934,923
General Electric Insurance Plan Trust	1,032,052
CAAT Pension Plan - GE Inv	1,097,653
CDP Capital	1,364,825
Talvest International Equity	164,087
Nav Canada Pension Plan	409,107
Public Employees Retirement NV	1,586,501
California Public Emp Ret Sys	2,301,457
Indiana PBLC Emp Retirement Fd	1,033,586
CBC Pension Board of Trustees	287,106
Chrysler Corporation	2,276,070
N Carolina Retirement System	1,398,052
Tal Private Mgt Intl Equity Fd	402,462
Alberta Teachers Intl Equity	1,013,481
Elfun International Equity Fund	718,364
Elfun Diversified Fund	138,186
GE Investments Int'l Fund-NYC	4,850,324
GE Investments Int'l Fund	704,562
Chrysler Veba	992,692
GE Investment Int'l Trade Pool	118,591
GE Investments Canada Fund - Int'l Equity	511,510
GE Investments Canada Fund - Glbl Equity	4,771
GE Institutional Funds - International Equity Fund	1,347,105
GE Institutional Funds - Emerging Markets Equity Fund	20,619
GE Investments Funds, Inc. - Total Return Fund	79,572
GE Investments Funds, Inc. - International Fund	154,033
GE Funds - GE Global Equity Fund	78,550
GE Funds - GE International Equity Fund	210,772
GE Funds - GE Strategic Fund	143,298
GE Funds - GE Europe Equity Fund	24,882